April 11, 2007

Mr. Scott Anderegg

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:

Estore of N.Y., Inc.

CIK No. 0001381204

SEC Accession No. 0001381204-07-000001

Registration Withdrawal Request of Form RW

Filed on March 23, 2007

File No. 333-139011

Dear Mr. Anderegg:

Estore of N.Y., Inc. hereby requests the withdrawal of the Form RW, filed on March 23, 2007 (SEC Accession No. 0001381204-07-000001). The request on Form RW needs to be amended to include some material statements. Shortly after the filing of this Form RW-WD, a Form RW will be filed to request a withdrawal of the Company’s Registration Statement on Form SB-2, filed on November 30, 2006.

         Therefore, the Company hereby requests that an order be issued granting their request for withdrawal of the incorrectly filed Form RW (SEC Accession No. 0001381204-07-000001) as soon as is practicable.

       If you have any questions regarding this matter, please contact Christopher Dieterich of Dieterich & Associates at (310)-312-6888.

By: /s/ Eric Khteeb

Eric Khteeb

President and Director